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                                                                       Exhibit 2

                              The 1224 Corporation

                                6300 Sheriff Road
                            Landover, Maryland 20785


                                  May 19, 1998

Dear Giant Associates:

         As you may have heard by now, The 1224 Corporation has announced that Izzy Cohen's controlling shares of Giant Class AC voting stock will be sold to Royal Ahold, a leading international food retailer with annual sales of more than $26 billion. (As you may recall, Izzy's stock is held and voted by The 1224 Corporation, whose Board is comprised of four Giant officers and Izzy's sister, Lillian Solomon.)

         I know that this news may have come as a surprise to you, but I want to quickly assure you that The 1224 Corporation's decision to sell to Ahold is the result of careful planning and analysis over a long period of time. In making our decision, we, the members of The 1224 Corporation, have kept the traditions and culture of Giant uppermost in our minds.

         Why did we choose Ahold? The answer is quite simple. We looked for the company which most closely approximates our own. We see in Ahold much of what we see in ourselves: a consistent record of integrity, good employee and community relations and service to customers. After careful study, we concluded that Ahold best shares our philosophy of putting people first and not compromising on quality, value or service.

         You are undoubtedly aware of the many recent mergers in the supermarket industry. The trend towards consolidation has been profound and wide ranging. In announcing this acquisition, we recognize that over time, the winners in this industry will be those companies who have joined together to be the strongest competitors by achieving the greatest synergies and efficiencies. These mergers ultimately bring the greatest value to the customer. By making this move now with such a successful company, we are helping to secure the future of Giant and all of its associates.

         For many years, we have watched the growth and success of Ahold with great admiration. Ahold has a clear, long-term vision and the capacity and skills to achieve its vision. It is one of the leaders of the retail grocery industry in this country and in the world. More than half of the Ahold-owned companies, both union and non-union, are in the United States, including Giant of Carlisle, BI-LO and Stop & Shop.

         What will happen to Giant as we know it? Historically, Ahold has left the management of companies it acquires in place because they know local management has the best feel for current associates, customers and local operating conditions. That's what they've done with their U.S. companies, and that's what we expect to happen here. The widely respected Giant name and Giant brands will continue. This transaction offers Giant the opportunity to be even stronger in
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the years ahead. Of course, there will be changes, but we expect them to be positive for Giant in all respects.

         To help you get to know Ahold, I'm enclosing a question and answer sheet, which includes a description of Ahold and its affiliates, along with information about Giant and how we believe this acquisition will affect it and you. If you have additional questions, beginning Wednesday, we've also established hot lines for you to call (tel. 301-341-4362 and 301-341-4230) between the hours of 10:00 a.m. and 4:00 p.m.

         We'll continue to keep you informed as we work through the details of the transaction, but I wanted to let you know immediately about this very positive step for Giant and all its associates. We are excited about Giant's future with Ahold.

                                                     Very truly yours,

                                                     The 1224 Corporation


                                                     Pete Manos, President
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                              QUESTIONS AND ANSWERS

TO:      Giant Associates
FROM:    The 1224 Corporation
DATE:    May 19, 1998
                                                   MEMORANDUM

SUBJ:    Sale of Giant Controlling Shares to Ahold

         Here is a list of the questions that we thought would be foremost in your minds on hearing our announcement of the sale. We've answered the questions to the best our ability based on the transaction as we know it today. However, these answers may need some adjustment as the transaction progresses. Please keep in mind, too, that in the meantime, changes may be made by Giant in the ordinary course of business.

         We will continue to keep you updated as new information becomes available.

QUESTION 1: How will this sale benefit Giant and why did The 1224 Corporation decide to sell?

ANSWER: As you have been reading in the newspapers (and as you have seen in our marketplace) in the last several years and even in the last several months, the trend toward consolidation of American companies has been profound. American supermarkets have been merging at record rates.


         We've watched a number of high-quality regional food chains like Giant merge with other companies. Ralphs, Vons, Stop & Shop, Shoppers Food Warehouse, Quality Food Centers, and many others, have decided to join forces with other, bigger supermarket chains to compete better in a rapidly changing marketplace. We have realized that size means stability, opportunity for growth and, most importantly, the strength to compete aggressively and successfully. Over time, that combination means protection of existing jobs and the creation of new jobs, while benefiting our customers.

         Giant and Ahold are each highly successful companies who bring expertise, experience and commitment to the table. Combined with Ahold, Giant will be hard to beat. Izzy Cohen, who was the ultimate competitor, would have been very pleased.

QUESTION 2: Who is Ahold?

ANSWER: Ahold, the 5th largest food retailer in the United States, is one of the largest and most respected supermarket chains in the world. Ahold's U.S. headquarters is in Atlanta, Georgia, and their international headquarters is in the Netherlands. After the completion of this sale, Ahold will own more than 1,000 stores and employ almost 140,000 associates in the U.S.
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Like Giant, food is Ahold's core business, and they believe that the customer comes first. Ahold has a history of 110 years in the business, with more than 20 years in the United States. They are experienced in achieving economies of scale, and their commitment to innovation and quality is unshakable. Ahold shares Giant's philosophy of putting people first, without compromising quality, value or service.


QUESTION 3: When will the sale be complete?

ANSWER: We must receive regulatory approvals from the government. We expect to close the transaction sometime this summer.

QUESTION 3A: Do you expect any significant antitrust issues with Ahold's acquisition of Giant?

ANSWER: No. The acquisition is highly complementary. There is very little geographical overlap between the Ahold and Giant supermarket chains. We do not expect any significant antitrust divestitures.

QUESTION 4: What will happen to Giant after the sale?

ANSWER: Historically, Ahold has kept the management of companies it acquires in place because they believe local management has the best view of local customers and local operating conditions. That's what they've done with their other U.S. companies and that's what we expect to see here. The Giant name and Giant brands will continue, and Giant's stores will continue to operate as usual. Giant's growth will benefit from the access to Ahold's capital and its purchasing efficiencies.

QUESTION 5: What will happen to my benefits, such as:
                  --retirement plan;
                  --vacation and paid holidays;
                  --health care plan;
                  --dental plan;
                  --vision plan;
                  --prescription plan;
                  --employee assistance services plan;
                  --Flex/Fund account;
                  --life insurance;
                  --short term disability benefit;
                  --long term disability benefit;
                  --Giant employee check cashing card; and --credit union.

ANSWER: At least through December 31, 1999, the sale should have no material effect upon these benefits. However, as has always occurred at Giant, administrative associates' benefits are subject to review and may be modified at any time. Of course, union associates' benefits are determined through the collective bargaining process.

QUESTION 6: What will happen to my 401K plan?

ANSWER: Your 401K plan benefits will remain substantially unchanged at least through
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December 31, 1999, except that the stock match will be changed to a cash match.
If Ahold does terminate Giant's 401K plan and transfers your funds into Ahold's current 401K plan, all of your funds would be protected, but the matching contribution percentages would be reduced after the transfer.

QUESTION 7: Will Giant's stock continue to trade between now and the closing of the sale?

ANSWER: Yes.

QUESTION 8: If I am a Giant stockholder, what will happen to my Giant stock?

ANSWER: Ahold is making an offer (called a "tender offer") to buy all of the Giant Class A Common Stock at $43.00 per share. The price could increase to $43.50 if Sainsbury sells its Class AL Shares to Ahold before the closing. You will receive the tender offer in the mail. PLEASE REMEMBER THAT THE SPECIFIC TERMS OF THAT TENDER OFFER CONTROL AND THAT THE TENDER OFFER PROCESS WILL PROCEED STRICTLY IN ACCORDANCE WITH THE PRECISE TERMS OF THE TENDER OFFER. If you decide to sell your stock pursuant to the tender offer and if the sale is approved by the appropriate regulatory authorities, you will be paid cash for your shares of stock under the terms of the tender offer. This sale will be a taxable event and may even be capital gains event, in accordance with IRS regulations.

QUESTION 8A: Is there any guarantee that this transaction will close?

ANSWER: Ahold and The 1224 Corporation fully expect that the transaction will close, but there are no guarantees.

QUESTION 9: What if I don't want to wait for the tender offer and decide to sell my stock now?

ANSWER: That is the individual's personal decision and you are free to do so.

QUESTION 10: If I decide to sell my stock pursuant to the tender offer, when will I get my money?

ANSWER: You will receive a check after the closing, which we expect to occur sometime this summer.

QUESTION 11: What if I have Giant stock in my 401K Plan?

ANSWER: Any Giant stock held in the 401K can be tendered at the sale price, as set out in the answer to Question 8 above. After closing, Giant stock will not be an investment option. The dollar amount you are currently investing in Giant stock in the plan will be reallocated in accordance with your investment choices.

QUESTION 12: What about dividends on Giant stock?

ANSWER: The dividend to shareholders of record on May 8, 1998, is payable on June 5, 1998. As always, Giant's Board of Directors may decide to declare future dividends on a quarter-by-quarter basis.

QUESTION 13: What about the employee's stock purchase plan?

ANSWER: As set out in answer to Question 8 above, you will receive information regarding
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the tender offer from Ahold for any Giant stock you currently own or purchase between now and the closing date. The Giant stock purchase plan will cease as of the closing date but you will be eligible to participate in Ahold's Stock Purchase Plan.

QUESTION 14: If I'm a Giant option holder, what happens to my Giant stock options?

ANSWER: Option holders will receive a separate memo explaining the procedures for exercising options.

QUESTION 15: Will Giant continue to build new stores?

ANSWER: We expect that Giant will continue to pursue attractive new store opportunities, expansions and renovations. With $26 billion in sales, Ahold provides a strong capital foundation for our future expansion.

QUESTION 16: What will happen to Giant's non-store operations after the sale?

ANSWER: Over the last year, Giant has been appraising all of its operations and policies to insure that they are efficient. We expect this program will continue after the sale.

QUESTION 17: How will this sale affect Giant's union contracts?

ANSWER: Giant's contracts will be honored, and we expect no changes in Giant's union relationships as a result of this transaction.

QUESTION 18: Will Pete Manos still be President and CEO of Giant after the closing?

ANSWER: Yes.

QUESTION 19: Will Giant's headquarters remain in Landover?

ANSWER: Yes.

QUESTION 20: Will my paycheck still come from Giant?

ANSWER: Yes.

QUESTION 21: Where will my personnel records be kept?

ANSWER: Giant will continue to hold and handle your personnel records.

QUESTION 22: What other U.S. operations does Ahold own?

ANSWER: Ahold owns BI-LO, Stop & Shop, Giant of Carlisle (Pennsylvania) (including Edwards), and Tops (including Finast) supermarkets.

QUESTION 23: Who is the President of Ahold?

ANSWER: The President and CEO of the parent company, Royal Ahold, is Cees (pronounced "Case") van der Hoven (pronounced "von der Hooven"). The President and CEO of the American subsidiary, Ahold USA, is Rob Zwartendijk (pronounced "Schwartz en dak")

QUESTION 24: Will there be career opportunities through Ahold?

ANSWER: Ahold has a proven track record in the area of encouraging interested and qualified employees to develop their career opportunities throughout all of Ahold's affiliates.
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QUESTION 25: What will happen to Sainsbury after the sale?

ANSWER: That is something that Sainsbury must decide.

QUESTION 26: What will happen to The 1224 Corporation after the sale?

ANSWER: On completion of the transaction, The 1224 Corporation will cease to exist.

QUESTION 27: How will I be kept informed of changes as they occur?

ANSWER: You'll be kept informed by routine bulletins, e-mail and your manager/supervisor.

QUESTION 28: Will I receive an updated benefits handbook?

ANSWER: Yes, further information will be detailed in an updated benefits book that you will receive as soon as possible as the changes take place, and the changes will be highlighted for quick reference.

QUESTION 29: What if I have additional questions?

ANSWER: Specific hot lines have been established beginning Wednesday during the hours of 10:00 a.m. and 4:00 p.m. to take your questions. The telephone numbers are (301) 341-4362 and (301) 341-4230.
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                              QUESTIONS AND ANSWERS

TO:      Giant Associates
FROM:    The 1224 Corporation
DATE:    May 19, 1998
                                                   MEMORANDUM
SUBJ:    GIANT STOCK OPTIONS

         Here's a list of the questions and answers regarding Giant Stock Options. We've answered the questions to the best of our ability for active associates based on the transaction as we know it today. We will continue to keep you updated as new information becomes available.

QUESTION 1: What will happen to my Giant stock options at the closing of the sale?

ANSWER: You will be paid cash for your stock options, vested or unvested, for the difference per share between the option price(s) and $43.00 All of your unvested stock options will accelerate and become vested. For example, if you hold an option for 100 shares which was granted on March 1, 1998, you will be paid for all 100 options. All waiting periods will be waived.

QUESTION 2: When will I be paid for my stock options?

ANSWER: You will receive a check after the closing, which we expect to occur sometime this summer.

QUESTION 3: Can I exercise my stock options prior to the closing of the sale?

ANSWER: You can continue to exercise vested options in the same manner as always, subject to the terms of your option agreement. As always, if you choose to exercise your options through a broker, you will be responsible for the payment of any fees charged by the broker. Your unvested options will accelerate at the time of the closing and be handled as described in the answer to Questions 1 and 2 above.

QUESTION 3A: What if I hold stock options that expire within the next several months?

ANSWER: The expiration date of existing stock options will not be modified or extended. Therefore, you would want to act on your unexercised options prior to their expiration date.

QUESTION 4: Will the Giant stock option plan continue after the closing?

ANSWER: No, the Giant stock option plan will end. Ahold does have a stock option plan for certain levels of management and has bonus programs which serve as incentives for a broader management group.

QUESTION 5: Will additional stock options be granted while this transaction is pending?

ANSWER: No.